SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

August 8, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Celeste Murphy
Robert Littlepage
Courtney Lindsay
Lisa Haynes Etheredge

Re:	Cambium Networks Corporation Amendment No. 1 Draft Registration Statement on Form S-1 Submitted June 11, 2018 CIK No. 0001738177

Ladies and Gentlemen:

On behalf of our client, Cambium Networks Corporation (“Cambium” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 20, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 1 Draft Registration Statement on Form S-1 confidentially submitted on June 11, 2018 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Amended Draft Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Amended Draft Registration Statement and a copy marked to show all changes from the version confidentially submitted on June 11, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the Amended Draft Registration Statement.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

August 8, 2018

Draft Registration Statement on Form S-1/A submitted June 11, 2018

Prospectus Summary, page 1

1.

We note your response to our prior comment 1. Prominently disclose the overview of the restructuring activities as opposed to the current recapitalization undertaken by Vector Capital and affiliates, quantifying the associated charges.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is not undertaking any restructuring activities.

Risks related to our business and this offering, page 5

2.

We note your response to our prior comment 3. Please revise your disclosure here to specify corporate opportunities waived for whom and provide a description of the corporate opportunity provision from your articles or provide a cross-reference to such a description.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Amended Draft Registration Statement in the Summary section.

Use of Proceeds, page 47

3.

We note your response to our prior comment 6 and the sections you cross-reference in your Use of Proceeds disclosures. Please revise your disclosures at these cross-referenced sections (i.e., your Prospectus Summary and Certain relationships and related party transactions sections) or where you deem appropriate to discuss material obligations of the VCH, L.P. limited partnership agreement as they may affect the company (e.g., dividends and future return of capital). In addition, if material, attach this limited partnership agreement as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has revised the disclosures on pages 7 and 108 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that there are no provisions of the VCH, L.P. limited partnership agreement that will affect the Company from and after the Offering and as such need not be filed with the Registration Statement.

Management’s Discussion and Analysis

Overview, page 53

4.

We note your response to prior comment 7. In addition to your revised disclosure on the impact of the recapitalization, please discuss your operational restructuring activities and the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, discuss any cost savings initiatives and other restructuring activities undertaken including, by way of example, exiting

August 8, 2018

facilities, reducing your workforce, relocating positions to lower cost geographies, etc., that have generated significant cost savings and whether you expect further cost savings to be generated. Please revise your overview to address in more detail how these trends, demands, commitments etc. are likely to affect your financial condition or results of operations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is not undertaking any restructuring activities.

Business

Regulatory requirements, page 90

5.

We note your response to our prior comment 9 and your revisions on page 90. Please further revise your disclosure to provide more information about regulations that affect your business. For example, please elaborate on the material regulations specifically applicable to your emissions and spectrum use.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Amended Draft Registration Statement to provide more information about regulations that affect the Company’s business.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

6.

We note your response to comment 12. Please quantify within your pro forma balance sheet information, the amounts for pro forma total current liabilities, pro forma total liabilities, pro forma total shareholders’ deficit and pro forma total liabilities and deficit.

The Company acknowledges the Staff’s comment and has included the amounts for pro forma total current liabilities, pro forma total liabilities, pro forma total shareholders’ deficit and pro forma total liabilities and deficit on page F-3 of the Amended Draft Registration Statement.

1. Business and significant accounting policies

Recognition of revenues, page F-9

7.

Please tell us if your contracts with customers include an obligation to provide updates to the software embedded in your hardware products. If so, please describe for us the terms associated with your obligation to provide updates and tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.

August 8, 2018

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s contract with customers does not include any obligation to provide unspecified updates or upgrades to the software embedded in our hardware products nor does the Company commit to any specified updates or upgrades. The Company does agree to provide updates for bug fixes that are available via its website for products that are within their standard one-year warranty period or covered by an extended warranty arrangement. For operational convenience, the Company may make available a release that incorporates elements of upgrade in addition to bug fixes. The Company also makes updates available to customers who purchase additional hardware units containing a later release of embedded software to ensure that their existing and new units can operate together as intended.

18. Revenue (unaudited), page F-37

8.

Please tell us your consideration of ASC 606-10-50-13 related to the disclosure of the transaction price allocated to remaining performance obligations and ASC 606-10-50-8 through 50-10 related to the disclosure of contract balances.

The Company has reviewed its disclosures in response to the Staff’s comment.

In respect of ASC 606-10-50-13, the Company has revised its disclosure on page F-37 to include descriptive information about the transaction price allocated to any remaining performance obligations. The Company has chosen to qualitatively disclose the timing of when revenue will be recognized on the remaining performance obligations.

In respect of ASC 606-10-50-8 through 50-10, the Company has revised its disclosure on page F-37 to include a table of contract balances, explanatory information in respect of tabulated items, and the required disclosure in 606-10-50-8b regarding the amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period. The Company did not have any significant changes in the contract liability balances during the period to disclose.

* * * *

August 8, 2018

If you have questions with respect to the Amended Draft Registration Statement or the responses set forth above, please direct the questions to me at (650) 565-7123 or mwellington@sidley.com.

Sincerely,

/s/ Martin A. Wellington

Martin A. Wellington

Sidley Austin LLP

cc:	Sally J. Rau, Cambium Networks Corporation
Helen Theung, Sidley Austin LLP
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

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